February 16, 2005


Mail Stop 4-6


William L. Hudson
Executive Vice President, General Counsel and Secretary
Seagate Technology
920 Disc Drive
P.O. Box 66360
Scotts Valley, California 95067


 	RE: 	Seagate Technology
 		Form S-3 Registration Statement
		Filed on January 19, 2005
 		File No. 333-122149



Dear Mr. Hudson:

      This is to advise you that we limited our review to matters relating to your incorporation by reference section in your Form
S-3.
Based on this limited review, we have the following comment.

      If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please file a supplemental response. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-3

Incorporation by Reference, page 1
1. Please update this section to incorporate by specific reference to the form type and filing date of all Section 13(a) reports filed subsequent to the date you initially filed your Form S-3 and prior to effectiveness.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
*the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and *the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.



	Any questions should be directed to Loryn Zerner at (202)
942-
1910.  If you need additional assistance you may contact Mark P.
Shuman, Branch Chief-Legal at (202) 942-1818 or Barbara C. Jacobs, Assistant Director at (202) 942-1800.

								Sincerely,


								Mark P. Shuman
								Branch Chief-Legal

	cc:  via facsimile 650 251 5002
	William H. Hinman, Esq.
	Simpson Thacher & Bartlett LLP


??

??

??

??